July 7, 2008


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Request for Withdrawal:
        First Trust GNMA Series 75 (the "Trust")
        Registration Statement on Form S-6
        (File No. 333-63949)

Ladies and Gentlemen:

On behalf of the Trust, First Trust Portfolios L.P., the depositor of the Trust, (the "Depositor") hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on September 22, 1998. No securities were sold, or will be sold, pursuant to the Registration Statement. Accordingly, the Depositor hereby requests withdrawal of said Registration Statement (File No. 333-63949).

                                   Sincerely,

                                   First Trust GNMA Series 75

                                   By: First Trust Portfolios L.P., Depositor

                                   By: /s/ Jason T. Henry
                                       Jason T. Henry
                                       Senior Vice President